[redacted]

08031874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WaMu Capital Corp.

OFFICIAL USE ONLY
119069
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Ave. WMC 1502
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Wilhelm 206 554-2499
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) WA (State) 98104-1126 (Zip Code)

SEC Mail Processing Section
MAR 14 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Tim Maimone, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WaMu Capital Corp. (the "Company") for the year ended December 31, 2007, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

T. M.

Tim Maimone
President, SVP

Notary Public
State of Washington
WILBUR H ENG
My Appointment Expires Aug 19, 2010

Wilbur Eng
March 12, 2008

WAMU CAPITAL CORP.

STATEMENT OF NET ASSETS IN LIQUIDATION
AS OF DECEMBER 31, 2007

ASSETS:	
Cash and cash equivalents	$ 5,821,575
Cash and securities segregated in compliance with federal or other regulations	9,891,815
Receivable from:	
Brokers, dealers, and clearing organizations	44,779,701
Affiliates	3,288,197
Securities owned — at net realizable value ($246,862,178 pledged as collateral)	497,084,148
Securities purchased under agreements to resell	124,866,055
Furniture, equipment, and leasehold improvements	2,283,781
Underwriting and finder's fees receivable	82,500
Interest receivable	2,150,487
Current income tax receivable	36,048,822
Deferred income tax asset	2,281,252
Total assets	728,578,333
LIABILITIES:	
Payable to:	
Brokers, dealers, and clearing organizations	25,109,192
Customers	102,079
Affiliates	3,726,068
Subordinated borrowings	125,000,000
Securities sold but not yet purchased — at settlement value	34,606,523
Securities sold under agreements to repurchase	300,000,000
Accrued compensation and related benefits	14,735,494
Interest payable	4,090,592
Other liabilities and accrued expenses	2,061,569
Reserve for estimated costs during the period of liquidation	3,744,852
Total liabilities	513,176,369
NET ASSETS IN LIQUIDATION	$215,401,964

See notes to financial statements.

WAMU CAPITAL CORP.

STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS IN LIQUIDATION FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Interest income	$ 264,548,932
Underwriting fees/selling group fees	92,127,128
Finder's fees	34,795,944
Securities trading	(157,223,812)
Total revenues	234,248,192
Interest expense	228,633,494
Net revenues	5,614,698
NONINTEREST EXPENSES:	
Compensation and benefits	42,658,264
Provisions for doubtful accounts	14,949,002
Information processing and communications	9,908,657
General and administrative	6,680,921
Occupancy and equipment	3,070,643
Business and occupancy taxes	1,511,863
Depreciation	1,420,510
Professional services	1,182,039
Bank service charges	1,081,017
Brokerage, clearing, and exchange fees	655,837
Total noninterest expenses	83,118,753
LOSS BEFORE BENEFIT FOR INCOME TAXES	(77,504,055)
BENEFIT FOR INCOME TAXES	27,955,380
LOSS AFTER BENEFIT FOR INCOME TAXES	(49,548,675)
ADJUSTMENT TO LIQUIDATION BASIS	(6,148,034)
CHANGE IN NET ASSETS IN LIQUIDATION	(55,696,709)
NET ASSETS — January 1, 2007	271,098,673
NET ASSETS — December 31, 2007	$ 215,401,964

See notes to financial statements.

WAMU CAPITAL CORP.

STATEMENT OF CASH FLOWS (LIQUIDATION BASIS) FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Change in net assets in liquidation	$ (55,696,709)
Adjustments to reconcile net income to net cash provided by operating activities:	
Adjustment to liquidation basis	6,148,034
Depreciation	1,420,510
Deferred tax benefit	(1,632,520)
Loss on disposal of equipment	1,370,293
Changes in operating assets:	
Cash and securities segregated in compliance with federal or other regulations	(74,627)
Receivable from:	
Brokers, dealers, and clearing organizations	44,783,574
Customers	11,942,825
Affiliates	144,457
Securities owned	1,863,373,360
Underwriting and finder's fees receivable	65,000
Interest receivable	17,925,585
Prepaid expenses and other assets	1,059,024
Federal income tax receivable	(35,616,019)
Changes in operating liabilities:	
Payable to:	
Brokers and dealers	(29,268,467)
Customers	(1,913,615)
Affiliates	(2,629,453)
Securities sold but not yet purchased	(125,747,365)
Accrued compensation and related benefits	(25,676,345)
Interest payable	(769,708)
Accrued liabilities on underwriting transactions	(3,916,323)
Other liabilities and accrued expenses	(1,475,276)
Net cash provided by operating activities	1,663,816,235
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment, and leasehold improvements — net of retirements	(958,666)
Securities purchased under agreements to resell	2,816,652,445
Net cash provided by investing activities	2,815,693,779
CASH FLOWS FROM FINANCING ACTIVITIES:	
Securities purchased under agreements to repurchase	(4,600,750,125)
Issuance of subordinated borrowings — net	125,000,000
Net cash used in financing activities	(4,475,750,125)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,759,889
CASH AND CASH EQUIVALENTS:	
Beginning of year	2,061,686
End of year	$ 5,821,575
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for:	
Interest	$ 229,404,201
Income taxes	$ 29,267,178

See notes to financial statements.

WAMU CAPITAL CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (LIQUIDATION BASIS) FOR THE YEAR ENDED DECEMBER 31, 2007

SUBORDINATED BORROWINGS — January 1, 2007	$ -
Increases — issuance of subordinated borrowings with WMB	2,030,000,000
Decreases — payment of subordinated borrowings with WMB	1,905,000,000
SUBORDINATED BORROWINGS — December 31, 2007	$ 125,000,000

See notes to financial statements.

END